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                                                                      Exhibit 4

          The following provisions of the Declaration of Trust and By-Laws of Prudential Real Estate Fund, constitute all instruments defining the rights of holders of the securities proposed to be offered:

I.        Relevant Provisions of Declaration of Trust:

          Article III                        Shares
          Article IV                         The Board of Trustees
          Article V                          Shareholders' Voting Powers and
                                              Meetings
          Article VIII, Section 2            Termination of Trust or Series
          Article VIII, Section 4            Amendments
          Article VIII, Section 9            Derivative Actions


II.       Relevant Provisions of By-Laws:

          Article III                        Shareholders
          Article XII                        Amendments